EXHIBIT 99.2

July 13 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES PRIVATE PLACEMENT FINANCING

Vancouver, British Columbia - Bearing Lithium Corp. (“Bearing” or the “Company”) (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce a non-brokered private placement (the “Private Placement”) offering of up to 8,000,000 units (“Units”) at a price of $0.25 per Unit for gross proceeds of up to $2,000,000. Each Unit will consist of one common share and one-half of a common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.40 for 12 months following closing of the Private Placement. In the event the Private Placement is over-subscribed, the Company will make provision for an over-allotment option (the “Over-Allotment Option”) to allow the Company to increase the size of the Private Placement by up to 20% and issue an additional 2,000,000 Units for additional gross proceeds of $500,000.

In connection with the Private Placement, the Company may pay cash finders’ fees to eligible finders of up to 6% of the gross proceeds received and may issue warrants equal to 6% of the Units placed (“Finders” Warrants”). The Finders’ Warrants will have the same terms as the Warrants forming part of the Units.

The Company intends to use the net proceeds of the Private Placement to fund the acquisition of its previously announced increased ownership in the Maricunga Project (see the Company’s news release dated June 25, 2018) and for working capital.

Completion of the Private Placement remains subject to the approval of the TSX Venture Exchange. All securities issued pursuant to the Private Placement will be subject to a statutory four month hold period.

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About Bearing Lithium Corp.

Bearing Lithium Corp. is a lithium-focused mineral exploration and development company. Its primary asset is an 18% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in Q4/2018, have been fully-funded by our earn-in joint-venture partner.

ON BEHALF OF THE BOARD

Signed “Jeremy Poirier”

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this press release relate to, among other things, the completion of the Private Placement (including the exercise of the Over-Allotment Option) and the use of proceeds of the Private Placement. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, the Company’s failure to find suitable purchasers for the Private Placement, the failure of the TSX Venture Exchange to approve the Private Placement and management’s discretion to reallocate the use of proceeds. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, the Company does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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